Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 8,	May 9,
	2010	2009
Earnings:
Income before income taxes	$737,192	$663,912
Fixed charges	153,812	136,702
Less: Capitalized interest	(757)	(732)

Adjusted earnings	$890,247	$799,882

Fixed charges:
Gross interest expense	$107,677	$96,424
Amortization of debt expense	4,505	1,861
Interest portion of rent expense	41,630	38,417

Total fixed charges	$153,812	$136,702

Ratio of earnings to fixed charges	5.8	5.9

	Fiscal Year Ended August
	2009	2008	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings:
Income before income taxes	$1,033,746	$1,007,389	$936,150	$902,036	$873,221
Fixed charges	204,017	173,311	170,852	156,976	144,930
Less: Capitalized interest	(1,301)	(1,313)	(1,376)	(1,985)	(1,079)

Adjusted earnings	$1,236,462	$1,179,387	$1,105,626	$1,057,027	$1,017,072

Fixed charges:
Gross interest expense	$143,860	$120,006	$121,592	$110,568	$102,341
Amortization of debt expense	3,644	1,837	1,719	1,559	2,343
Interest portion of rent expense	56,513	51,468	47,541	44,849	40,246

Total fixed charges	$204,017	$173,311	$170,852	$156,976	$144,930

Ratio of earnings to fixed charges	6.1	6.8	6.5	6.7	7.0